SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2010

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Required Information

1.	Medtronic, Inc. Savings and Investment Plan Financial Statements and Supplemental Schedule as of April 30, 2010 and 2009

2.	Exhibit 23 Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

Dated: October 26, 2010	By:	/s/ Caroline Stockdale
Caroline Stockdale Senior Vice President and Chief Talent Officer

Medtronic, Inc.

Savings and Investment Plan

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of April 30, 2010 and 2009
Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2010
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of April 30, 2010

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee

Medtronic, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Medtronic, Inc. Savings and Investment Plan (the Plan) as of April 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended April 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of April 30, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota

October 26, 2010

Medtronic, Inc.

Savings and Investment Plan

Statements of Net Assets Available for Benefits
(in 000’s)

	April 30,
	2010	2009
Investments at fair value (Notes 2, 3, and 5):
Interest in the Medtronic, Inc. Master Trust Fund (Note 3)	$1,025,819	$883,037
Registered investment companies	2,019,998	1,303,996
Total investments	3,045,817	2,187,033
Receivables:
Employer contributions	88,725	65,114
Participant contributions	6,758	—
Notes from participants	37,537	33,134
Total receivables	133,020	98,248
Net assets available for benefits at fair value	3,178,837	2,285,281
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(11,699)	(241)
Net assets available for benefits	$3,167,138	$2,285,040

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits
(in 000’s)

April 30, 2010
Investment income:
Net appreciation in fair value of registered investment companies	$451,676
Plan’s interest in the Medtronic, Inc. Master Trust Fund income	206,956
Interest and dividends from investments	40,623
Total investment income	699,255
Interest income on notes receivable from participants	2,058
Contributions:
Employer	154,700
Participant	197,803
Total contributions	352,503
Deductions:
Benefits paid	(172,106)
Administrative expenses	(1,168)
Total deductions	(173,274)
Net increase	880,542
Transfer from other plans (Note 1)	1,556
Net assets available for benefits:
Beginning of year	2,285,040
End of year	$3,167,138

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

1.        Description of Plan

The following description of the Medtronic, Inc. Savings and Investment Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the Company). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. The Plan has three components: (i) a Supplemental Retirement Plan (SRP) component related to participant elective deferrals under Code Section 401(k) and Company cash matching contributions under Code Section 401(m), (ii) an Employee Stock Ownership Plan (ESOP) component which included matching contributions for the SRP and non-matching allocations of employer stock until April 30, 2005, and (iii) effective May 1, 2005 a Personal Investment Account (PIA) component related to additional employer contributions to a retirement account. Employees must elect to participate in the PIA or they will be automatically enrolled in other Company benefit programs. If employees elect to participate in the PIA, in lieu of benefits under other Company programs, they will receive employer cash contributions to their PIA.

Generally, the Plan is available to all eligible regular full-time and part-time employees immediately upon hire. Eligible employees other than regular full or part-time employees are eligible to receive contributions after completing one year of service in a consecutive twelve month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Transfer of Plan Assets

In fiscal year 2009, the Company acquired CryoCath Technologies, Inc., Ablation Frontiers, Inc., and CoreValve, Inc. In June and August of 2009, the net assets of the acquired companies’ 401(k) plans were transferred into the Plan resulting in an asset transfer in of $1,556, included in the Statement of Changes in Net Assets Available for Benefits for the fiscal year ended April 30, 2010.

Administration of Plan Assets

The Qualified Plan Committee (the Committee) of the Company oversees the administration of the Plan. The Committee appointed Vanguard Fiduciary Trust Company (the Trustee) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. The Trustee has also been appointed as Recordkeeper for the Plan and to provide participant services, education, and communication services. The Trustee maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses.

Contributions

SRP

Participant contributions are made to the Plan through payroll deductions into their SRP Employee Contribution Accounts. Participating employees may contribute 2% to 75% of eligible compensation on a pre-tax basis to the Plan, and effective January 1, 2008, may make Roth (after-tax) elective deferrals to the Plan, subject to statutory limits. New employees are automatically enrolled in the SRP component of the Plan at a contribution rate of 3%. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will be increased annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the SRP component of the Plan will have the option to opt out within the 60 days prior to automatic enrollment in the SRP component of the Plan.

Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund (which is included in the Medtronic, Inc. Master Trust Fund) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. In addition, participants who exchange any amount out of a Vanguard mutual fund must wait 60 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant’s SRP contributions up to 6% of eligible compensation, and range from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions.

The Company’s matching cash contributions to participants’ SRP accounts were $116,653, net of forfeitures, for fiscal year 2010.

ESOP

Prior to May 1, 2005, participants received employer matching SRP contributions into their ESOP Employer Match Accounts in the Plan and received an annual employer contribution to their ESOP Regular Accounts in the Plan. These ESOP contributions were made in shares of Medtronic, Inc. common stock. Participants were allowed to immediately diversify employer matching SRP contributions to any of the SRP investment choices. All shares in the ESOP have been fully allocated and accordingly, there were no employer ESOP contributions for fiscal years 2010 and 2009. Participants may diversify employer ESOP contributions, if any, at any time. As of April 30, 2010 and 2009, $112,790 and $94,340, respectively, of the ESOP assets are held in ESOP Employer Match Accounts, and $252,437 and $204,809, respectively, are held in ESOP Regular Accounts.

PIA

The Company contributes 5% of eligible compensation to those participants electing the PIA. Participants direct the Company contributions to any of the PIA investment choices consisting of the same investment options offered under the SRP. For fiscal year 2010, the Company contributed $38,047 to participants’ PIA accounts.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Under the SRP and ESOP, active participants vest in Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. Participants also become fully vested upon attaining age 62, death, total disability, termination of the Plan, or complete discontinuance of employer contributions. Under the PIA, active participants’ vest 100% in Company contributions, including earnings and losses thereon after three years of employment.

Nonvested account balances of terminated employees are forfeited. However, under the PIA, if a terminated employee returns to the Company, years of service and the Participant’s account balance are restored and under the SRP and ESOP, the employer contribution/match is restored if the employee returns to the Company within five years of termination. The balances of unallocated forfeited nonvested accounts as of April 30, 2010 and 2009 were $3,213 and $6,252, respectively.  Participant forfeitures of nonvested amounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan, reduce employer contributions, or make an additional matching contribution to active participants’ accounts. During fiscal year 2010, participant forfeitures of $7,852 were used by the Plan Administrator for these items.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Distributions

Active participants who have attained age 59½ may request a partial or total cash withdrawal of their SRP Employee Contribution Account but are not allowed to take withdrawals from their ESOP accounts, PIA, or SRP Employer Match Accounts until retirement or termination of employment. A vested participant in the Plan may receive a distribution as a lump-sum payment, subject to applicable taxes and penalties; or receive the balance in a series of payments upon reaching age 55.

Upon termination of employment, the participant must take a complete distribution if the value of the participant’s vested account is $5 or less. If the value of the participant’s vested account is greater than $5, the participant may elect to defer distribution until a later date, take a cash withdrawal, subject to applicable taxes and penalties, or request a direct rollover. Participant funds invested in Medtronic, Inc. common stock may be taken in-kind or as cash. If the distribution is greater than $1, but less than or equal to $5, and the participant does not provide direction on the distribution, the Trustee will establish an individual retirement account for the mandatory distribution.

Active participants may take hardship withdrawals from their SRP Employee Contribution Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available loan provisions. Hardship withdrawals cannot be taken from a Participants’ SRP Employer Match Account, ESOP accounts, or the PIA. The amount of hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account becomes fully vested. Vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic, Inc. common stock in-kind or as cash.

The Plan allowed for a special voluntary early retirement benefit.  Participants who met the following requirements:  age 60 and older on April 1, 2009, have retired from the Company between February 1, 2009 and May 29, 2009, had been employed by the Company for at least 90 days as of April 1, 2009, and the participant did not receive severance benefits (whether voluntary or involuntary) from the Company, could participate in the special voluntary early retirement benefit.  For those participants who elected the PIA account benefit, this special voluntary early retirement benefit allowed for participants to receive an additional contribution to their PIA equal to 25 percent of compensation.  Compensation from May 1, 2008 through April 30, 2009, was used to determine the contribution amount.  Participants who elected the special voluntary early retirement benefit became fully vested in all benefits under the Plan.

Notes from Participants

Participants are limited to one outstanding note at a time and can borrow up to 50% of their vested account balance in the participant’s SRP/ESOP accounts not to exceed the maximum note amount of $50. However, the note may only be distributed from the participant’s SRP balance. The minimum note amount is $1. Notes are repaid through payroll deductions in equal amounts, typically over one to five years, or a maximum term of 30 years if the note was transferred into the Plan as part of an acquisition. The notes are collateralized by the balance in the participant’s account.  The interest rate is calculated as one percentage point over the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the note are paid to the borrower and remains fixed for the duration of the note. At April 30, 2010, notes from participants were due at various dates through August 2022 with interest rates ranging from 4.25% to 9.50%.

Notes from participants are valued at their unpaid principal balance plus accrued but unpaid interest.

Plan Termination

The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

2.        Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) updated the disclosure requirements for fair value measurements. The updated guidance requires plans to disclose separately the investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), plans should present separately information about purchases, sales, issuances, and settlements. The updated guidance was effective for the Plan beginning in fiscal year 2010, except for the disclosures about purchases, sales, issuances, and settlements in the Level 3 reconciliation, which is effective for the Plan beginning in the fiscal year 2012. As this guidance only requires additional disclosures, the adoption of this guidance is not expected to have a material impact to the Plan’s financial statements. Refer to Note 5 for additional information on Levels 1, 2, and 3.

In September 2010, the FASB issued an amendment regarding how defined contribution pension plans report loans to participants which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted.  This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended April 30, 2010, and retrospectively applied to April 30, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $1,962 and $1,486 from investments to notes receivable as of April 30, 2010 and 2009, respectively.

In May 2009, the FASB issued new authoritative guidance on subsequent events. The guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This new authoritative guidance was adopted by the Plan for the year ended April 30, 2010, and subsequent events were evaluated through the filing date of this report.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Investment Contracts

The Medtronic, Inc. Master Trust Fund, through its investment in the Medtronic Interest Income Fund, invests in fully benefit-responsive investment contracts including both traditional guaranteed investment contracts (GIC) as well as synthetic GIC contracts. The Medtronic Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in fully benefit-responsive investment contracts through the Medtronic, Inc. Master Trust Fund. The Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The terms of fully benefit responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Because traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	Fiscal Year
	2010	2009

Average yields for GICs and Synthetic GICs:
Based on actual earnings	3.3%	3.1%
Based on interest rate credited to participants	3.1%	3.0%

Administrative Expenses

Plan expenses, excluding notes to participant fees, are paid by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company. Such expenses consist of recordkeeping, trustee, and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. The credit and liquidity crises in the United States and throughout the global financial system in recent years have resulted in substantial volatility in financial markets and the banking system. It is possible that changes in the values of investment securities have occurred since April 30, 2010 and that such changes could materially effect participants’ account balances and the amounts reported in the 2010 Statement of Net Assets Available for Benefits.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Concentration of Market Risk

As of April 30, 2010 and 2009, approximately 21.1% and 23.5%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. A significant portion of this concentration results from the historical (pre fiscal year 2006) ESOP contributions to the Plan. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the 2010 Statement of Net Assets Available for Benefits.

3.        Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Medtronic, Inc. Master Trust Fund which also includes certain assets of The Medtronic Puerto Rico Employees’ Savings and Investment Plan. The Plan’s Trustee and Recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Medtronic, Inc. Master Trust Fund. At April 30, 2010 and 2009, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust Fund was  97.0% and  96.9%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in three funds — the Medtronic Common Stock Fund, the Medtronic ESOP Fund, and the Medtronic Interest Income Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund (Medtronic GIC) consist of guaranteed investment contracts issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.

Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Medtronic, Inc. Master Trust Fund or into other Plan investment options which are not part of the Medtronic, Inc. Master Trust Fund.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund

Statements of Master Trust Assets

	April 30,
	2010	2009
Investments, at fair value:
Medtronic, Inc. common stock	$670,950	$537,489
Medtronic GIC	386,267	374,049
Medtronic, Inc. Master Trust Fund assets, at fair value	1,057,217	911,538
Adjustment from fair value to contract value relating to fully-benefit responsive investment contracts	(12,672)	(260)
Medtronic, Inc. Master Trust Fund assets	$1,044,545	$911,278

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Medtronic, Inc. Master Trust Fund

Statement of Changes in Master Trust Assets

Year Ended April 30, 2010

Investment income:
Interest	$11,141
Dividends on Medtronic, Inc. common stock	7,262
Net appreciation in fair value of investments	190,036
Total investment income	208,439
Administrative expenses	(101)
Total income	208,338
Employer contributions	27,070
Interfund transfers, net	(102,141)
Net increase	133,267
Medtronic, Inc. Master Trust Fund assets
Beginning of year	911,278
End of year	$1,044,545

The net appreciation in the fair value of the Medtronic, Inc. Master Trust Fund investments for fiscal year 2010, including gains and losses on investments purchased and sold as well as unrealized gains and losses on those held during the year relates to investments in Medtronic, Inc. common stock only.

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows:

Year Ended April 30, 2010

Plan’s interest in the Medtronic, Inc. Master Trust Fund, beginning of year	$883,037
Investment income:
Interest income	10,308
Dividends on Medtronic, Inc. common stock	7,224
Net appreciation in fair value of investments	189,520
Total investment income	207,052
Administrative expenses	(96)
Plan's interest in income for the year	206,956
Employer contributions	23,710
Interfund transfers, net	(99,342)
Current year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	11,699
Prior year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	(241)
Plan’s interest in Medtronic, Inc. Master Trust Fund, end of year	$1,025,819

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.  There have been no change in the methodologies used at April 30, 2010 and 2009.  For further information regarding fair value measurements see Note 5.

Medtronic, Inc. common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Medtronic GIC:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair values as of April 30, 2010:

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2010	Level 1	Level 2	Level 3
Medtronic common stock	$670,950	$670,950	$—	$—
Medtronic GIC	386,267	—	386,267	—
Total assets at fair value	$1,057,217	$670,950	$386,267	$—

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2009	Level 1	Level 2	Level 3
Medtronic common stock	$537,489	$537,489	$—	$—
Medtronic GIC	374,049	—	374,049	—
Total assets at fair value	$911,538	$537,489	$374,049	$—

4.        Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows:

	April 30,
	2010	2009
Registered investment companies:
Vanguard Wellington Fund	$265,881	$190,541
Vanguard 500 Index Fund	264,351	172,545
Vanguard PRIMECAP Fund	254,905	180,186
Vanguard International Growth Fund	238,103	139,489
Vanguard Total Bond Market Index Fund	190,611	151,297
Vanguard Windsor II Fund	170,073	*
Plan’s interest in Medtronic, Inc. Master Trust Fund	1,025,819	883,037

* Represents less than 5% of Plan's assets in the year indicated.

5.        Fair Value Measurements

Under the authoritative guidance for fair value measurements, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.  The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Plan.  Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances.  The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The hierarchy is broken down into three levels defined as follows:

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

•	Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

•

Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.  The Plan’s Level 2 assets primarily include investments in guaranteed investment contracts.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at April 30, 2010 and 2009.

Registered investment companies:  Valued at the quoted market prices of shares held by the Plan at year-end in the active market on which the individual securities are traded.

The Plan reviews the fair value hierarchy classification on an annual basis.  Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.  The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal quarter in which the actual event or change in circumstances that caused the transfer occurs.  There were no transfers between Level 1 and Level 2 during the years ended April 30, 2010 and 2009.  When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring basis.  The following table does not include the Plan’s interest in the Medtronic, Inc. Master Trust Fund because that information is presented in a separate table (Note 3).

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2010	Level 1	Level 2	Level 3
Registered investment companies (mutual funds)	$2,019,998	$2,019,998	$—	$—

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2009	Level 1	Level 2	Level 3
Registered investment companies (mutual funds)	$1,303,996	$1,303,996	$—	$—

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements (in 000’s)

6.        Related Party Transactions

The Plan’s investments consist of the Plan’s interest in the Medtronic, Inc. Master Trust Fund and shares of registered investment companies managed by the Plan’s Trustee. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the Internal Revenue Code. In addition, as previously noted, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Company.

During the year ended April 30, 2010, the Plan had transactions with Vanguard Trust, the Plan’s Recordkeeper, which are allowed by the Plan and the Internal Revenue Code.  These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

7.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	April 30,
	2010	2009
Net assets available for benefits per the financial statements	$3,167,138	$2,285,040
Differences in:
Investments	37,537	33,134
Notes from participants	(37,537)	(33,134)
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	11,699	241
Net assets available for benefits per the Form 5500	$3,178,837	$2,285,281

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended April 30, 2010

Net increase per the financial statements	$880,542
Add: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2010	11,699
Less: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2009	(241)
Net income per the Form 5500	$892,000

Fully benefit-responsive GICs are recorded on the Form 5500 at fair value as of April 30, 2010 and 2009 while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

8.        Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated August 20, 2004. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

April 30,  2010

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	**	$265,881
*	Vanguard 500 Index Fund	Registered Investment Company	**	264,351
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	254,905
*	Vanguard International Growth Fund	Registered Investment Company	**	238,103
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	190,611
*	Vanguard Windsor II Fund	Registered Investment Company	**	170,073
*	Vanguard Explorer Fund	Registered Investment Company	**	131,308
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	121,650
*	Vanguard Morgan Growth Fund	Registered Investment Company	**	82,324
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	51,478
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	43,019
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	42,036
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	38,057
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	32,258
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	30,838
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	22,542
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	14,730
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	11,729
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	7,617
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	3,280
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	3,208
	Registered investment companies			2,019,998
*	Plan’s interest in Medtronic, Inc. Master Trust Fund		**	1,025,819
*	Notes from participants	Interest at 4.25% to 9.50% due at various dates through 2022	**	37,537
				$3,083,354
*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments